Exhibit (a)(5)(iv)

Danfoss Commences Cash Tender Offer for Sauer-Danfoss Shares It Does Not Already Own

Nordborg, Denmark, March 15, 2013 — Danfoss A/S announced today that its wholly owned subsidiary, Danfoss Acquisition, Inc., has commenced its previously announced tender offer for all the shares of Sauer-Danfoss Inc. (NYSE: SHS) not already owned by Danfoss for $58.50 per share in cash.  Sauer-Danfoss stockholders of record as of March 15, 2013 will also receive a cash dividend of $0.35 per share payable on March 29, 2013. Danfoss currently owns approximately 75.6% of the outstanding shares of Sauer-Danfoss common stock.

The tender offer is being made pursuant to the Agreement and Plan of Merger, dated as of March 1, 2013, by and among Danfoss, Danfoss Acquisition and Sauer-Danfoss, which Danfoss and Sauer-Danfoss announced on March 1, 2013.

The Sauer-Danfoss Board of Directors approved the transaction based on the unanimous recommendation of a Special Committee of the Sauer-Danfoss Board of Directors comprised solely of independent and disinterested directors.

The tender offer is scheduled to expire at 12:00 midnight, New York City time, on April 11, 2013, unless the offer is extended.

Complete terms and conditions of the tender offer are set forth in the Offer to Purchase, Letter of Transmittal and other related materials that will be filed by Danfoss and Danfoss Acquisition with the SEC on March 15, 2013.  In addition, on March 15, 2013, Sauer-Danfoss will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC relating to the tender offer.  Copies of the Offer to Purchase, Letter of Transmittal and other related materials are available free of charge from MacKenzie Partners, Inc., the information agent for the tender offer, toll free at (800) 322-2885 or via email at tenderoffer@mackenziepartners.com.  The depositary for the tender offer is Wells Fargo Bank, N.A.

About Danfoss (www.danfoss.com)

Danfoss is one of the largest industrial companies in Denmark. The global group is a leader within research, development and production, sales and service of mechanical and electronic components for several industries.  Danfoss has a large ownership share in one of the world’s leading manufacturers and suppliers of mobile hydraulics, Sauer-Danfoss.  Danfoss seeks to obtain its goals with a minimal consumption of raw materials and energy, the least possible impact on its surroundings and the most efficient use of resources. Danfoss has a long tradition for a social responsibility towards both employees and the surrounding environment.

About Sauer-Danfoss (www.sauer-danfoss.com)

Sauer-Danfoss is a worldwide leader in the design, manufacture, and sale of engineered hydraulic and electronic systems and components for use primarily in applications of mobile equipment.  Sauer-Danfoss, with 2012 revenues of approximately $1.9 billion, has sales, manufacturing, and engineering capabilities in Europe, the Americas, and the Asia-Pacific region.

Additional Information

This press release and the description contained herein is neither an offer to purchase nor a solicitation of an offer to sell shares of Sauer-Danfoss. On March 15, 2013, Danfoss and its wholly owned subsidiary, Danfoss Acquisition, Inc., will file a Tender Offer Statement on Schedule TO containing an offer to purchase, a form of letter of transmittal and other documents relating to the tender offer, and Sauer-Danfoss will file a Solicitation/Recommendation Statement on Schedule 14D-9 relating to the tender offer.  These documents will contain important information about the tender offer, and stockholders of Sauer-Danfoss are urged to read them carefully when they become available. Stockholders of Sauer-Danfoss will be able to obtain a free copy of these documents (when they become available) and other documents filed by Sauer-Danfoss, Danfoss or Danfoss Acquisition with the SEC at the website maintained by the SEC at www.sec.gov.  In addition, stockholders will be able to obtain a free copy of these documents (when they become available) by calling MacKenzie Partners, Inc., the information agent for the tender offer, toll free at (800) 322-2885.

Media Contact:
Bob Marese
MacKenzie Partners, Inc.
(212) 929-5500